

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 31, 2014

Via E-mail
Mr. Jack Namer
Chief Executive Officer
Eye on Media Network, Inc.
1500 NW 65th Avenue
Plantation, FL 33313

> **Re:** **Eye on Media Network, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 4, 2014**
> **File No. 333-194299**

Dear Mr. Namer:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Disclose how you accounted for the acquisition of Eye on South Florida.

2. Include Pro Forma financial information required under Article 11 of Regulation S-X.

3. We note that you are registering the offer of 3,725,000 shares of common stock by the selling shareholders. Given the size of the offering relative to the number of shares outstanding held by non-affiliates, relationship of the selling shareholders to the company and the fact there is currently no market for your common shares, it appears that the selling shareholders may be acting as a conduit for the company in an indirect primary offering. Therefore, please identify the selling stockholders as underwriters on the prospectus cover page and throughout the prospectus, such as in the Plan of Distribution section. In addition you must fix the offering price of the selling shareholders' shares for

the duration of the offering and not just until such time as the shares are quoted on the OTC Bulletin.

4. We note several discrepancies regarding the amount of common stock issued and outstanding and the amount of common stock held by Mr. Jack Namer. Please refer to the prospectus summary, page 12 of the risk factors, and the beneficial ownership table in the Form S-1 as well as the disclosure on these matters in the Form 8-K filed February 14, 2014. Please advise and revise as appropriate.

5. We note several discrepancies regarding the amount of votes per share of the 50,000,000 shares of Series A Convertible Preferred Stock held by Mr. Namer. For example, on page 12 of the risk factors you disclose that the preferred stock contains 100 votes per share, while simultaneously noting on pages 18 and 33 that the preferred stock has 10 votes per share and 15 votes per share, respectively. Furthermore, you disclose in the Form 8-K filed February 14, 2014 that the Series A preferred stock has 15 votes per share. Please advise and revise your disclosure as appropriate.

6. We note inconsistent disclosure regarding management's related party loans. For example, under risk factors on pages 8 and 9, management's discussion and analysis on page 27, and the notes to the financial statements, you indicate that management has partially funded your initial operations through related party loans in the amount of $6,000. However, you repeatedly indicate otherwise under your business description on page 22. Please revise or advise. In addition, please provide complete disclosure pursuant to Item 404(d) of Regulation S-K.

Prospectus Summary, page 5

7. Please consider revising the prospectus summary and the description of business on page 19 so as to avoid overly repetitive information. Refer to Item 503(a) and Item 101(h) of Regulation S-K for further guidance.

Business of Issuer, page 6

8. Please revise this section to disclose the nature and scope of Mr. Namer's apparent conflict of interest and common control between the two parties under the Exchange Agreement entered into and closed on January 22, 2014. In this regard, we note that Jack Namer, the company's sole officer and director, also was the CEO and a significant shareholder of Eye on Media South Florida, Inc. ("EOSF"). Furthermore, Amy Nalewaik, a 33% shareholder of the company, also held a significant number of shares of EOSF. Please revise to disclose the total amount and percentage of common stock held by Mr. Namer and Ms. Nalewaik in the company and EOSF immediately preceding and subsequent to the share exchange.

Description of Business, Principal Products, Services, page 6

9. Please explain more specifically how you deliver content to "tens of millions of viewers." In addition, please provide a basis or methodology to support your claim.

10. Please explain what you mean by "proprietary technology" and "proprietary communication technology and equipment."

Distribution Methods of the Products and Services, page 7

11. Please define and explain "DMA" within the context of your distribution services.

Competitive Business Conditions and The Smaller Reporting Company's Position in The Industry and Methods of Competition, page 7

12. We note your disclosure that millions of dollars are spent each year serving the "multi-cultured and diverse South Florida market." Please explain or cite an independent source to support this reference.

Risk Factors, page 8

13. Please revise to disclose the potential conflict of interest facing Mr. Namer as a result of his conflicting business interests and opportunities beyond the company. We note your disclosure under Note 5 to the financial statements of the company.

Table 1.0 Selling Security Holders, page 16

14. Please review the table for accuracy and revise as appropriate. For example, you disclose that Mr. Steve Rahseparian's ownership of 1,535,000 shares constitutes 5.53% beneficial ownership of the company's shares; however, you disclose that Mr. Andrew Sawyer's ownership of 250,000 shares also constitutes 5.53% beneficial ownership of the company's shares.

Shares Eligible for Future Resale, page 19

15. Since the company is a former shell company, please discuss the prohibition on resales under Rule 144 of the Securities Act of 1933 until the conditions set forth in Rule 144(i) are met. Also provide risk factor disclosure of the limitations on resales pursuant to Rule 144(i).

Description of Business, page 19

How long can we satisfy our cash requirements and will we need to raise additional funds in the next 12 months, page 22

16. We note inconsistent disclosure here, and elsewhere throughout the filing, regarding whether management has agreed to fund your basic operations. Please revise your disclosure to provide a consistent and thorough explanation of the company's current arrangement with management regarding agreements and loans to fund your business operations. For example, refer to your description under the plan of operation on page 26. In the event management has agreed to fund your operations, please file the appropriate material contracts pursuant to Item 601(b)(10) of Regulation S-K and revise the discussion of your liquidity and capital resources under management's discussion and analysis.

17. For clarity, please describe and explain the amount and types of paying clients you currently service. Given the company's apparent operations in both broadcast content and advertising, please disclose the business markets in which these clients operate.

Market Price of and Dividends on the Company's Common Equity and Related Stockholder Matters, page 23

18. It appears the company does not operate in the commercial real estate development market. Please revise or advise.

Reports to Security Holders, page 24

19. Please revise your statement concerning your duty to file periodic and current reports pursuant to the Securities Exchange Act of 1934. You are currently required to file these reports under the Exchange Act as a result of your Form 10 registration of common stock under Section 12(g) of the Securities Act of 1933. We note your disclosure elsewhere noting your status as a reporting company under the Exchange Act.

Results of Operations for Eye on South Florida, Inc., page 28

20. Please disclose how you generated your revenues. For example, disclose the amount of revenues attributable to banner ads, commercial productions, event planners, etc.

21. Disclose the details of the transaction(s) in which you acquired your Property and equipment and Intangible asset. Tell us how you determined the value of the shares issued for the property.

Directors and Executive Officers, page 30

22. The second paragraph of Mr. Namer's biography appears to indicate that the company is continuing to seek a merger or acquisition candidate. Please revise or advise. If so, please substantially revise your prospectus summary, business description, plan of operation, and other appropriate areas for disclosure under Form S-1 to explain this business purpose and objective.

Security Ownership of Certain Beneficial Owners and Management, page 32

23. Please note that beneficial ownership includes not only investment/dispositive power, but also voting power. Refer to Rule 13d-3(a) of the Exchange Act. Since Mr. Namer holds 50,000,000 shares of Series A preferred stock, which confer voting rights on matters on which the common stockholders of the company are entitled to vote, please provide beneficial ownership information for the Series A preferred stock in the beneficial ownership table. Refer to Item 403(a) of Regulation S-K and Rule 13d-3(a)(1) of the Exchange Act. In addition, include in Mr. Namer's beneficial ownership of common stock the number of shares into which his Series A preferred stock is convertible. Refer to Rule 13d-3(d)(1)(i). Also add a column to the table that shows the total voting power held by each beneficial owner listed.

Financial Statements

Eye on South Florida Inc.

Note 3 Property, Plant and Equipment, page F-26

24. Disclose your depreciation policy and useful life for each of your asset classes.

Statements of Stockholders' Equity, page F-32

25. Tell us what the line item Stock issued as Founders Shares represents.

Statements of Cash Flows, page F-33

26. We note that you settled an equipment purchase with stock, and received a leasehold improvement as a capital contribution. Tell us where these are reflected in the Statements of Stockholders' Equity on page F-32.

Item 15. Recent Sales of Unregistered Securities, page 33

27. It appears from the Item 403 beneficial ownership table and Exhibit 10 Share Exchange Agreement that Mr. Namer held 10,000,000 Target Shares exchangeable on a one-for-one basis for common stock of the company pursuant to the Exchange Agreement. Please revise or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Henderson, Staff Accountant, (202) 551-3364, or Terry French, Accountant Branch Chief, at (202) 551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Attorney-Adviser, at (202) 551-3788, or Kathleen Krebs, Special Counsel, at (202) 551-3350, with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Clifford J. Hunt
        Law Office of Clifford J. Hunt, P.A.